UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-40552

NYXOAH SA

(Translation of registrant’s name into English)

Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Nyxoah SA

Invitation to Attend the Annual Shareholders’ Meeting of the Company

On May 12, 2023, the Board of Directors of Nyxoah SA (the “Company”) issued an invitation to all security holders for its forthcoming Annual Shareholders' Meeting. The Annual Shareholders’ Meeting is scheduled to take place on Wednesday, June 14, 2023, at 2:00 P.M. Central European Time (CET) at the Company's registered office, or at such other place as will be indicated prior to such time. In preparation for this meeting, the Company has disseminated key documentation to its security holders. The Press Release dated May 12, 2023, (Exhibit 99.1) has been sent directly to all security holders. In addition, the Company has made a series of documents readily accessible for the shareholders' review on its website comprising of Exhibit 99.2 (Proxy Form), Exhibit 99.3 (Form for Voting By Mail), Exhibit 99.4 (Annual Report 2022), Exhibit 99.5 (Statutory Annual Accounts for the Financial Year Ended on 31 December 2022), Exhibit 99.6 (Annual Board Report On The Statutory Annual Accounts for the Financial Year Ended on 31 December 2022), Exhibit 99.7 (Statutory Auditor’s Report on the Statutory Annual Accounts for the Financial Year Ended on 31 December 2022), Exhibit 99.8 (Remuneration Policy), and Exhibit 99.9 (Attendance Notification Form).

Press Release

On May 12, 2023, the Company issued a press release for its forthcoming Annual Shareholders’ Meeting, scheduled for Wednesday, June 14, 2023, at 2:00 P.M. Central European Time (CET). A copy of the press release is attached hereto as Exhibit 99.1. Additional information made available to shareholders is attached hereto as Exhibit 99.2 through 99.9.

The information in this 6-k and the exhibits attached thereto is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Exhibits

99.1	Press Release, dated May 12, 2023
99.2	Proxy Form
99.3	Form for Voting By Mail
99.4	Annual Report 2022
99.5	Statutory Annual Accounts for the Financial Year Ended on 31 December 2022
99.6	Annual Board Report On The Statutory Annual Accounts for the Financial Year Ended on 31 December 2022
99.7	Statutory Auditor’s Report on the Statutory Annual Accounts for the Financial Year Ended on 31 December 2022
99.8	Remuneration Policy
99.9	Attendance Notification Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYXOAH SA

Date: May 15, 2023	By:	/s/ Loic Moreau
	Name:	Loic Moreau
	Title:	Chief Financial Officer